May 16, 2014
Via Federal Express and EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Re:     Inland Real Estate Corporation
Form 10-K for fiscal year ended December 31, 2013
Filed on February 28, 2014
File No. 001-32185

Dear Mr. Woody:
I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated May 7, 2014. The headings and paragraph numbers below from the Company's 10-K for the fiscal year ended December 31, 2013 (the "10-K") correspond to the headings and page numbers referenced in your letter. In addition, for your convenience I have reproduced your comments in this letter and included the Company's responses directly below each comment.
Form 10-K for the year ended December 31, 2013
General
1.    You indicate that most of your tenants are responsible for some or all of certain expenses related to your properties. Please tell us the portion of your portfolio that is subject to triple net leasing arrangements. If such portion is material in future reporting periods, please describe how you monitor tenant credit quality or advise.

Response: The Company's consolidated triple net portfolio is represented by the single-tenant assets disclosed in the property table beginning on page 18. As of December 31, 2013, approximately 8% of the Company's consolidated portfolio was comprised of triple-net leased assets. If the portion of the Company's portfolio that is triple net leased is material in future reporting periods, the Company will describe how it monitors triple net tenant credit quality.

Mr. Kevin Woody
May 16, 2014

Item 1. Business
General, page 2
2.    We note your disclosure regarding your development plans and the joint venture with MAB. In future reporting periods where development activity is material, please disclosure the following information:

•When known, the anticipated completion date, budgeted costs and costs incurred to date.
•For completed developments, please disclose development costs per square foot.

Response: As of December 31, 2013, the Company had no activity through its joint venture with MAB. The Company expects to have a limited number of active projects at any given time throughout the duration of the joint venture. If development activity is deemed material to any future periods, the Company will include the requested information in the relevant future reporting periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Rental income, page 43
3.    Please provide additional information regarding the fluctuations in your rental income amounts. Specifically, please expand your disclosures to quantify the amount increased as a result of increased rental rates on renewed leases, including the average percentage increase and the amount of the increase associated with new leases signed during the period. Lastly, please tell us why the end of any rent abatement periods effect rental income as you record revenue on a straight-line basis.

Response: The Company discloses information related to the rent spreads on new and renewal leases under Portfolio Activity , beginning on page 47. The disclosure includes the new rent per square foot and the percentage increase over the prior lease for both new and renewed leases signed during the reporting period.

In the Company's disclosure under "Rental Income" on page 43, the Company is referencing the same-store rental income line item on page 42 that is not straight-lined and is used to calculate the non-GAAP measure "property net operating income." As such, same-store rental income is affected by rent abatement periods. On page 41, the Company explains that same-store "property net operating income" is a non-GAAP measure that allows management (and readers) to monitor the operations of the Company's existing properties for comparable periods to measure the performance of its current portfolio and determine the effects of new acquisitions on net income. The Company also discloses its belief that same-store property net operating income is meaningful as an indicator of the effectiveness of its management of properties. The effect of straight-lining is included in the reconciliation of same-store property net operating income to the U.S. GAAP measure "net income (loss) attributable to common stockholders." In future filings, the Company will make clearer when it is referencing same-store rental income.

Mr. Kevin Woody
May 16, 2014

Portfolio Activity, page 47
4.    In future Exchange Act reports, please revise your disclosure to provide data with respect to the beginning of year vacant space, end of year vacant space, and new space that becomes vacant during the reporting period.

Response: In future Exchange Act reports, in addition to the occupancy percentages previously disclosed, the Company will provide the requested roll-forward of vacant space by providing the square footage vacant at the beginning of the year, plus new vacancies created during the reporting period, less vacancies filled to arrive at the amount of square footage remaining vacant at the end of the reporting period.

5.    We note the increase in lease expirations after 2014 from your disclosure on page 22. In future Exchange Act reports where you expect material lease expirations in the upcoming year, please briefly compare the rental rates on expiring leases to the current market rates during the reported periods.

Response: In future Exchange Act reports, when the Company expects material lease expirations in the upcoming year, it will provide qualitative disclosure of management's view of whether rents on projected new and renewal leases for the next fiscal year will be positive, flat or negative.

Non-GAAP Financial Measures, page 50
6.    Please tell us management's basis for presenting a full non-GAAP balance sheet and income statement assuming pro rata consolidation of their equity method investments. Within your response, please reference any authoritative literature relied upon.

Response: The Company uses the pro rata balance sheets and statements of operations internally to better compare its overall performance and operating metrics to those of other REIT's in its peer group. In communicating with investors and the analyst community, the Company noted that its results were not being clearly understood solely from the U.S. GAAP consolidated financial statements. The Company had discussed the non-GAAP measures in its pro rata balance sheets and statements of operations with the aforementioned group, who expressed their opinion that the non-GAAP presentation was helpful in understanding the true size of the Company's portfolio, including the impact of its unconsolidated joint ventures, for use in comparing the Company's results to the results of its REIT peers that do not participate in such joint ventures. The U.S. GAAP treatment of these unconsolidated joint ventures limits the assets to only the Company's investment in the joint venture. Management believes that it is important for an investor to see the pro rata share of the components of the relevant statements to get a complete understanding of the impact of the joint venture properties on each financial statement line item. Management further believes that if the Company and the users of its financial statements found the non-GAAP financial information valuable, that it was appropriate to provide this information in the Company's management's discussion and analysis of financial condition as a supplement to the existing U.S. GAAP consolidated financial statements. Additionally, by including the most directly comparable U.S. GAAP information in the first column of each of the non-GAAP tables, the Company believes it was not attaching undue prominence to the non-GAAP information in the tables.

Mr. Kevin Woody
May 16, 2014

Financial Statements
Commitments and Contingencies, page 91
7.    Please tell us how your disclosures comply with ASC 450 as it pertains to the Algonquin Commons property dispute discussed in Item 3.

Response: The Company respectfully notes that it believes it has met the requirements of ASC 450 by disclosing the Algonquin Commons property dispute in footnote 13 "Secured and Unsecured Debt," which appears on pages 85 and 86 of the Company's 10-K report. In its disclosure, the Company has provided the background of the litigation and its belief that the debt guarantee is no longer in existence. Further, as the litigation suit has not been resolved, the Company states that it cannot determine the outcome of the matter, at this time.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the 10-K. Kind regards.

Mr. Kevin Woody
May 16, 2014

Very truly yours,
INLAND REAL ESTATE CORPORATION

Brett A. Brown
Executive Vice President and Chief Financial Officer

cc:    Mark Zalatoris, President and Chief Executive Officer
Beth Sprecher Brooks, Esq., General Counsel
Ms. Kimberly Karas, Vice President and Controller
Michael J. Choate, Esq.
Kevin M. Lippert, Esq.